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                         SPECIAL NOTICE TO HOLDERS OF
                             HURCO COMPANIES, INC.
                                 COMMON STOCK
                          WHOSE ADDRESSES ARE OUTSIDE
                               THE UNITED STATES

Dear Shareholder:

  Enclosed you will find materials relating to the Rights Offering of Hurco Companies, Inc. (the "Company"). Holders of Common Stock at the close of business on June 5, 1996, (the "Record Date") will receive nontransferable rights ("Rights") to subscribe for and purchase shares of Common Stock on the basis of .20 of a Right for each share of Common Stock held of record on the Record Date. A Subscription Certificate representing Rights to subscribe for shares of the Company's Common Stock at $4.63 per share is not included in this mailing, but instead is being held on your behalf by the Subscription Agent, State Street Bank & Trust Company. If you wish to exercise any or all of these Rights, you must so instruct the Subscription Agent in the manner described in the accompanying Prospectus and Instructions for Completing Subscription Certificates by 5:00 p.m., New York time, on July 3, 1996, unless the Offering is extended for up to thirty (30) days by the Company. Rights not exercised by such time will expire and become null and void.

  ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE OFFERING SHOULD BE DIRECTED TO GEORGESON & COMPANY INC., THE INFORMATION AGENT, AT (800) 223-2064.